PROMISSORY NOTE

Date of Note: [[EFFECTIVE DATE]][1]

Principal Amount of Note: $[[AMOUNT]   ]

City and State of Lender: [[City and State]]

For value received AOMA Inc. (***"Borrower"***), hereby promises to pay to the order of [[Name]   ] (***"Lender"***), in lawful money of the United States of America and in immediately available funds, the principal amount set forth above (the "Loan") together with accrued and unpaid interest thereon, each due and payable on the dates and in the manner set forth below.

1.   Interest Rate. The outstanding principal amount of the Loan shall accrue interest at a rate of ***6% per annum*** or the maximum rate permissible by law (which under the laws of the State of Delaware shall be deemed to be the laws relating to permissible rates of interest on commercial loans), whichever is less, non-compounding, calculated on the basis of a 365-day year and the actual number of days elapsed. Notwithstanding the foregoing, no interest payments shall be due during the Cliff Period as set forth in Section 12.

2.   Repayment Schedule. Borrower promises to repay the outstanding principal amount of the Loan and any unpaid accrued interest according to the following schedule:

Borrower shall pay the outstanding principal amount of the Loan (and all unpaid accrued interest through the date of each such payment) in five [5] **equal annual payments until the Loan is repaid in full; provided, however, that at any time the Company may defer up to one [1]** of such payments upon notice to Lender (each, a "Permitted Deferral").

Borrower shall pay the outstanding principal amount of the Loan and all unpaid accrued interest on September 30, 2031.

Borrower shall pay the outstanding principal amount of the Loan and all unpaid accrued interest through the date of each such payment on the dates and in the amounts listed below

Repayment Date	Interest Payment	Principal Repayment	Total Payment
1-Oct-27	6%	$0.00	6%
1-Oct-28	6%	$0.00	6%
1-Oct-29	6%	$0.00	6%
1-Oct-30	6%	$0.00	6%
1-Oct-31	6%	$11,500.00	115%
TOTAL	**30%**	**$11,500.00**	**145%**

; provided, however, that Borrower may prepay the outstanding principal amount of the Loan and any unpaid accrued interest at any time.

3.   Place of Payment. All amounts payable hereunder shall be payable at the office of Wefunder, Inc., c/o Lender, [[Name]_____], unless another place of payment shall be specified in writing by Lender.

4.   Application of Payments. Payment on this Promissory Note (this "Note") shall be applied first to accrued interest, and thereafter to the outstanding principal amount hereof.

5.   **Unsecured Note.** This Note is an unsecured obligation of Borrower. Borrower does not grant Lender any security interest in any of Borrower's assets or property. Lender acknowledges and agrees that this Note is unsecured and that Lender's rights to repayment are general unsecured claims against Borrower, subject to the subordination provisions in Section 8 below.

6.   **No Personal Guarantee.** This Note is solely an obligation of Borrower (the corporation/ limited liability company) and not of any individual. No officer, director, employee, shareholder, member, or manager of Borrower (including, without limitation, Kate Shifman) shall have any personal liability or obligation for the payment of amounts due under this Note or for the performance of Borrower's obligations hereunder.

Lender's recourse for payment shall be limited solely to the assets of Borrower, and Lender hereby waives any and all rights to pursue personal assets of any individual associated with Borrower, except in cases where a court of competent jurisdiction makes a final, non-appealable determination that such individual committed actual fraud or intentional criminal conduct directly related to this Note. This Section 6 shall survive the termination, payment, or discharge of this Note.

7.   Default. Each of the following events shall be an "Event of Default" hereunder:

(a) Borrower fails to pay any annual interest payment due under Section 2(b) within thirty (30) calendar days of the date such payment becomes due and payable; OR Borrower fails to pay the maturity payment (including principal, final interest, and Exit Bonus Payment) due under Section 2(c) within ten (10) business days of the maturity date;

(b) Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any [corporate/ limited liability company] action in furtherance of any of the foregoing; or

(c) an involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

Return Cap on Default Acceleration. Notwithstanding the foregoing or any other provision in this Note, upon the occurrence of an Event of Default and any resulting acceleration of amounts due, the total amount due and payable to Lender (including accelerated principal, all accrued interest, the Exit Bonus Payment, and any other amounts under this Note) shall NOT exceed the Return Cap of 1.45 times the original Principal Amount as set forth in Section 2(d), less any and all amounts previously paid to Lender prior to the Event of Default.

8.   [Subordination. The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of the Senior Indebtedness. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, the principal of, unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement and other amounts due in connection with (a) indebtedness of Borrower to banks or commercial finance or other lending institutions regularly engaged in the business of lending money ([excluding/including] venture capital, investment banking or similar institutions and their affiliates which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), whether or not secured, and (b) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

8.1 Insolvency Proceedings. If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation or any other marshaling of the assets and liabilities of Borrower, (a) no amount shall be paid by Borrower in respect of the principal of, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full, and (b) no claim or proof of claim shall be filed by or on behalf of Lender which shall assert any right to receive any payments in respect of the principal of and interest on this Note except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

8.2 Default on Senior Indebtedness. If there shall occur an event of default that has been declared in writing with respect to any Senior Indebtedness, as defined therein, or in the instrument under which it is outstanding, permitting the holder to accelerate the maturity thereof and Lender shall have received written notice thereof from the holder of such Senior Indebtedness, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note unless within [180] days after the happening of such event of default the maturity of such Senior Indebtedness shall not have been accelerated. Not more than one notice may be given to Lender pursuant to the terms of this Section [8.2] during any 365-day period.

8.3 Further Assurances. By acceptance of this Note, Lender agrees to execute and deliver customary forms of subordination agreement requested from time to time by the holders of Senior Indebtedness and, as a condition to Lender's rights hereunder, Borrower may require that

Lender execute such forms of subordination agreement; provided that such forms shall not impose on Lender terms less favorable than those provided herein.

8.4 Subrogation. Subject to the payment in full of all Senior Indebtedness, Lender shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section [8]) to receive payments and distributions of assets of Borrower applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of this Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which Lender would be entitled except for the provisions of this Section [8] shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of the Senior Indebtedness.

8.5 No Impairment. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section [8] to receive cash, securities or other properties otherwise payable or deliverable to Lender, nothing contained in this Section [8] shall impair, as between Borrower and Lender, the obligation of Borrower, subject to the terms and conditions hereof, to pay to Lender the principal hereof and interest hereon as and when the same become due and payable, or shall prevent Lender, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

8.6 Lien Subordination. Any lien or security interest of Lender, whether now or hereafter existing in connection with the amounts due under this Note, on any assets or property of Borrower or any proceeds or revenues therefrom which Lender may have at any time as security for any amounts due and obligations under this Note, shall be subordinate to all liens or security interests now or hereafter granted to a holder of Senior Indebtedness by Borrower or by law notwithstanding the date, order or method of attachment or perfection of any such lien or security interest or the provisions of any applicable law.

8.7 Applicability of Priorities. The priority of the holder of the Senior Indebtedness provided for herein with respect to security interests and liens are applicable only to the extent that such security interests and liens are enforceable and perfected and have not been avoided; if a security interest or lien is judicially determined to be unenforceable or unperfected or is judicially avoided with respect to any claim of the holder of the Senior Indebtedness or any part thereof, the priority provided for herein shall not be available to such security interest or lien to the extent that it is avoided or determined to be unenforceable or unperfected. The foregoing notwithstanding, Lender covenants and agrees that it shall not challenge, attack or seek to avoid any security interest or lien to the extent that it secures any holder of the Senior Indebtedness. Nothing in this Section [8.7] affects the operation of any subordination of indebtedness or turnover of payment provisions hereof, or of any other agreements among any of the parties hereto.

8.8 Reliance of Holders of Senior Indebtedness. Lender, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.]

9. Waiver. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses.

The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

10. Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.
11. Successors and Assigns. The provisions of this Note shall inure to the benefit of and be binding on any successor to Borrower and shall extend to any holder hereof.

12. **IMPORTANT NOTICE – 18-MONTH PAYMENT CLIFF**
    Lender acknowledges and agrees that:
    (a) NO PAYMENTS FOR 18 MONTHS. Lender will receive NO payments of principal or interest during the first eighteen (18) months following the date of this Note (the "Cliff Period"). This means that for eighteen (18) full months from the Note date, Lender will not receive any return on this investment.
    (b) WHEN PAYMENTS BEGIN. The first interest payment will not be due until approximately twenty (20) months after the Note date (eighteen months for the Cliff Period plus sixty days as specified in Section 2(b)). Subsequent payments will be made annually thereafter, with the final payment including principal, final interest, and Exit Bonus Payment due approximately seventy-eight (78) months (six and a half years) from the Note date.
    (c) INVESTMENT TIMEFRAME. This Note requires Lender to wait eighteen (18) months before receiving any payments and approximately six and a half (6.5) years to receive all payments. Lender should only invest funds that will not be needed during this extended time period.
    (d) LIQUIDITY CONSIDERATIONS. This investment is illiquid. Lender will not be able to access any portion of the Principal Amount or accrued interest for at least eighteen (18) months, and the full investment term extends for approximately seventy-eight (78) months. There is no secondary market for this Note.
    BY ACCEPTING THIS NOTE, LENDER CONFIRMS UNDERSTANDING THAT NO PAYMENTS WILL BE RECEIVED FOR THE FIRST EIGHTEEN (18) MONTHS AND THAT THIS IS A LONG-TERM INVESTMENT EXTENDING APPROXIMATELY SIX AND A HALF (6.5) YEARS.

BORROWER: **AOMA Inc.**

By: *Founder Signature*

Name:
    [FOUNDER NAME]

Title:
    [FOUNDER TITLE]

LENDER:

By: *Investor Signature*

Name:
    [INVESTOR NAME]
Title:
    [INVESTOR TITLE]